MIV THERAPEUTICS, INC.

Unit 1, 8765 Ash Street, Vancouver, British Columbia, Canada, V6P 6T3

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January 13, 2007

Via EDGAR and facsimile (to 1-(202) 772-9206)

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.
U.S.A., 20549-7010
Mail Stop 7010

Attention:       Mr. Tim Buchmiller, Counsel

Dear Mr. Buchmiller:

Re:

MIV Therapeutics, Inc. (the "Company")
File No. 333-135797
Amendment No. 1 to Registration Statement on Form SB-2 dated December 18, 2006
Acceleration Request for Registration Statement

          MIV Therapeutics, Inc., as the registrant of the above-captioned registration statement, hereby respectfully requests of the United States Securities and Exchange Commission (the "SEC") that the registration statement be permitted to become effective at 12:00 p.m. (noon), Washington, D.C. time, on Tuesday, January 16, 2007, or as soon hereafter or thereafter as is practicable. Please advise our special counsel, Thomas J. Deutsch, of Lang Michener LLP, Lawyers - Patent & Trade Mark Agents; at phone direct: (604) 691-7445 or facsimile direct: (604) 893-2679; of any questions you may have respecting this request.

          In connection with our request for acceleration we confirm that:

    we are aware of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in our registration statement;

    should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

    the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

    the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Yours very truly,

          MIV THERAPEUTICS, INC.

          Per:       s/s "Patrick A. McGowan"

          Patrick A. McGowan,

Executive Vice President, Secretary, Chief Financial Officer, Principal Accounting Officer and a director of the Company

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